# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### January 7, 2013

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

### RF Micro Devices, Inc.

### File No. 000-22511- CF#28731

_____

RF Micro Devices, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 9, 2012, as amended.

Based on representations by RF Micro Devices, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

| | |
|---|---|
| Exhibit 2.1 | through June 5, 2019 |
| Exhibit 10.1 | through June 9, 2019 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


Daniel Morris
Special Counsel